Exhibit 99.1

Bit Digital, Inc. Announces Bitcoin Production and Mining Operations Update for the Fourth Quarter of 2021

NEW YORK, March 15, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) ("Bit Digital" or the "Company"), a bitcoin mining company headquartered in New York, announced its unaudited bitcoin production and mining operations update for the fourth quarter ended December 31, 2021.

Preliminary Fourth Quarter 2021 Highlights

●	The Company continued the redeployment of its miner fleet in North America. As previously announced, 100% of our fleet had exited China and arrived in North America as of November 17, 2021.

●	39.2% of our currently-owned fleet, or 10,462 bitcoin miners and 712 Ethereum miners representing 0.511 Exahash (“EH/s”) and 0.188 Terahash (“TH/s”) respectively, was deployed in North America as of the date of this press release. 27.8% of our fleet or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America as of December 31, 2021.

●	The Company owned 27,744 bitcoin miners and 731 Ethereum miners as of December 31, 2021, with an estimated maximum total hash rate of 1.6 EH/s and 0.3 TH/s, respectively.

●	On October 7, 2021, the Company signed an agreement with Bitmain Technologies Limited (“Bitmain”) to purchase 10,000 Bitcoin miners. The purchases are expected to increase Bit Digital’s maximum hash rate by approximately 1.0 EH/s. Pro forma with these announced purchases, our maximum total hash rate is expected to be approximately 2.6 EH/s.

●	The Company purchased 731 Ethereum (“ETH”) miners on the spot market during the quarter, the majority of which were deployed subsequent to year end.

●	The Company earned 240.57 bitcoins during the quarter. The decrease relative to prior quarters was primarily due to the miner migration and redeployment program.

●	Treasury holdings of BTC were 808.2, with a fair market value of approximately $37.4 million on December 31, 2021.

●	Approximately 67% of our fleet’s electricity consumption was generated from carbon-free energy sources as of December 31, 2021, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

●	On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Miner Deployments

During the quarter and subsequent to year end, the Company continued to work with our hosting partners to deploy miners. As previously announced, 100% of our fleet had exited China by September 31, 2021 and arrived in North America by November 17, 2021.

39.2% of our currently-owned fleet, or 10,462 bitcoin miners and 712 Ethereum miners representing 0.511 Exahash (“EH/s”) and 0.188 Terahash (“TH/s”) respectively, was deployed in North America as of the date of this press release. 27.8% of our fleet or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America as of December 31, 2021.

Power and Hosting Updates

During the quarter and subsequent to year end, the Company’s hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

Compute North’s facilities in Nebraska and Texas currently provide approximately 20 MW to power our miners.[1] Our overall expected hosting capacity with Compute North is approximately 48 MW. Compute North expects to deliver the remaining approximately 28 MW of anticipated hosting capacity to us in Q3 and Q4 2022.

At our new facility in Niagara Falls, New York, our partner Blockfusion USA (“Blockfusion”) has installed approximately 8 MW of power capacity for our miners. Upon completion, this facility is expected to deliver an aggregate of 35 MW to power our miners. Completion is currently expected during the summer of 2022.

At our new facilities in North Tonawanda and Buffalo, New York, our partner Digihost Technology Inc. (“Digihost”) has installed approximately 7 MW of power capacity for our miners. Upon completion, these combined facilities are expected to deliver an aggregate of 20 MW to power our miners. Completion is currently expected in Q2 2022. Additionally, Digihost has advised us that it is unable to proceed with a previously-identified new site in Upstate New York that was expected to deliver Digihost’s remaining hosting commitment to us. Digihost is currently exploring potential alternative sites for the remaining 100 MW of contracted hosting capacity pursuant to our agreements; delivery date is to be determined.

Core Scientific’s facility in Georgia currently provides approximately 0.3 MW to power our miners.

As previously announced, our hosting partner Link Global Technologies (“Link”) has advised us that Link’s facility in Alberta, Canada that had supplied approximately 3.3 MW to our miners was required to discontinue operations as a result of a permitting dispute. Link is currently evaluating alternative sites to accommodate our miners. In the interim, pending further updates, Bit Digital has redirected miners formerly hosted with Link to other hosting partners.

The following table summarizes our expected timing of hosting deliveries, by quarter:

Expected Delivery Timing	Approximate Power Capacity (MW)
Delivered as of December 31, 2021	27.1
Q1 2022	8.5
Q2 2022	13.0
2H 2022	55.1
To be determined	100.0
Total	203.7

Pro Forma Power Cost

Pro forma for hosting agreements signed to date, we expect to enjoy a competitive base power and hosting rate of approximately 3.7 cents per kilowatt-hour, on a weighted average basis. Approximately 83% of our signed hosting contracts feature fixed power pricing, with approximately 17% variable based on market pricing; the foregoing base power rate therefore relies on certain assumptions, including estimates regarding future energy procurement, and excludes profit sharing arrangements. We achieve what we believe are attractive power costs, in part, by offering profit shares to many of our hosting partners. We believe that profit sharing helps align our interests with our hosting partners, and contributes to strong performance and uptime for our hosted miners.

Sustainable Power Update

Approximately 67% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of December 31, 2021, demonstrating our commitment to sustainable practices in the digital asset mining industry.

[1] Of this amount, approximately 6.5 MW continue to operate pursuant to recently-expired contracts that the companies expect to renew.

Bitcoin Production Update

In the fourth quarter of 2021, Bit Digital earned 240.57 newly minted bitcoins, which is similar to the third quarter results. The decrease relative to prior quarters was primarily due to the aforementioned miner migration and redeployments to our North American hosting partners’ facilities. Bitcoin production is expected to increase following the complete redeployment of our miners in North America and upon completion of announced miner purchases.

The Company's quarterly bitcoin production since commencement of our mining operations was as follows:

Miner Fleet Update

As of December 31, 2021, the Company owned 27,744 Bitcoin miners and 731 Ethereum miners with an estimated maximum total hash rate of 1.603 EH/s and 0.297 TH/s respectively. The Company's fleet of owned miners comprised the following models:

Model	Owned as of December 31, 2021
MicroBT Whatsminer M21S	16,296
MicroBT Whatsminer M20S	3,690
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer S19 Pro	605
Bitmain Antminer T17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
Total number of bitcoin miners	27,744
Innosilicon A10 series ETH miners	731
Total miners	28,475

Miner Purchases

On October 12, 2021, we signed an agreement with Bitmain to purchase 10,000 Bitcoin miners. The total maximum purchase price is estimated at US $65,000,000 (subject to certain potential discounts), of which the initial installments have been made, with the final installment due ten (10) days prior to each shipment through June 2022. The announced purchases are expected to increase Bit Digital’s miner fleet hash rate by approximately 1.0 EH/s. Pro forma for announced purchases, our maximum total hash rate is expected to be approximately 2.603 EH/s.

On November 16, 2021, we signed an agreement to purchase 731 ETH miners on the spot market, including 1 Innosilicon A10, 679 Innosilicon A10L and 51 Innosilicon A10U. As of the date of this press release, the majority of the newly purchased ETH miners had been deployed in North America.

The Company anticipates an ongoing opportunity to purchase additional miners on spot markets and through direct channels in the coming months, subject to market conditions and capital availability, and continues to monitor market conditions for such purchase opportunities.

Private Placement Transaction with Institutional Investors

In connection with the previously closed private placement transaction with institutional investors for gross proceeds of approximately $80 million, a resale registration statement was filed with SEC and was declared effective on January 25, 2022.

Management Commentary

“Having completed the migration of our entire fleet to North America as of November 17, 2021, Bit Digital and our hosting partners remain focused on redeploying miners at our U.S. facilities. We initially experienced some delays, including due to supply chain limitations for electrical infrastructure equipment, inspections and approvals. Since quarter-end, however, we have seen material progress, and as of today have 39.2% of our fleet operating in North America. We would like to thank our team and our partners for their continued dedication towards full redeployment of our miner fleet, which we currently target for the second half of 2022.”

About Bit Digital

Bit Digital, Inc. is a bitcoin mining company headquartered in New York City. Our mining operations are located in North America. For additional information, please contact Sam Tabar at sam@bit-digital.com or visit our website at www.bit-digital.com.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under "Risk Factors" in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2020. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network-wide mining difficulty rate or bitcoin hash rate may also materially affect the future performance of Bit Digital's production of bitcoin. Actual operating results will vary depending on many factors including network difficulty rate, total hash rate of the network, the operations of our facilities, the status of our miners, and other factors. Additionally, all discussions of financial metrics assume mining difficulty rates as of December 2021. See "Safe Harbor Statement" below.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward-looking statements.

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